Exhibit 12.1

STATEMENT OF CALCULATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND PREFERRED DIVIDENDS

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations before income taxes, plus income distributed to us by subsidiaries we account for as equity investments, plus fixed charges. “Fixed charges” consist of (a) interest, expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; (c) an estimate of the interest within rental expenses; and (d) preference security dividend requirements of consolidated subsidiaries.

Because during the relevant periods STAAR has not had any outstanding class or series of preferred stock that paid dividends in a fixed amount or in preference to any other class of securities, the ratio of earnings to combined fixed earnings and preferred dividends is the same as the ratio of earnings to fixed charges, which was computed as follows:

	Fiscal Year Ended					Three Months Ended
	January 1, 2016	December 30, 2016	December 29, 2017	December 28, 2018	January 3, 2020	April 3, 2020
	(in thousands)
Fixed Charges:
Interest Expense	128	115	114	132	114	15
Total Fixed Charges	128	115	114	132	114	15
Earnings (Loss) Available for Fixed Charges:
Pretax Income (Loss)	(5,605)	(12,444)	(2,296)	6,639	13,026	(1,292)
Add: Fixed Charges	128	115	114	132	114	15
Total Earnings (Loss) available for Fixed Charges	(5,477)	(12,329)	(2,182)	6,771	13,140	(1,277)
Ratio of Earnings to Fixed Charges	—	—	—	51.30	115.26	—
Earnings inadequate to cover Fixed Charges by:	(5,477)	(12,329)	(2,182)	—	—	(1,277)